Exhibit 99.1

Scotiabank announces executive appointments and realigns key support functions

Toronto, May 31, 2005 -Scotiabank today announced executive changes that correspond to the consolidation of key support areas across the Bank.

Sabi Marwah, who most recently served as Scotiabank Chief Financial Officer (CFO), has been promoted to Vice-Chairman and Chief Administrative Officer (CAO). Mr. Marwah will assume responsibility for all of the Bank’s systems and operational support. Shared Services, Scotia intek and Integrated Support Services, which includes Wholesale Banking Operations, Securities Operations and the Technology Application Group, will report to Mr. Marwah in this new role. Mr. Marwah will continue to report directly to Mr. Waugh. In addition to these new responsibilities, he retains responsibility for Finance, Audit, General Counsel and Real Estate.

“We continually review our operations to ensure that we have the right people and structures in place to maximize efficiency and ultimately enable us to provide the best in service to our customers,” said Scotiabank President and CEO Rick Waugh. “Today’s announcement is an important step in moving towards managing our support functions and systems infrastructure on a global basis and further standardizing, where possible, systems and operational support across the Bank. This will enable us to pursue greater economies of scale worldwide, facilitate the sharing of best practices, and enable us to ensure better and more consistent levels of customer service.”

Bob Brooks, Senior Executive Vice-President, who has had responsibility for systems and operational support, assumes an expanded role managing Scotiabank Group’s Treasury and Investment operations on a global basis, continuing to report directly to Mr. Waugh.

Luc Vanneste, previously Executive Vice-President & Chief Auditor, assumes the role of Executive Vice-President and Chief Financial Officer. A member of the Institute of Chartered Accountants of Ontario since 1977, Mr. Vanneste joined Scotiabank in 1999 as Senior Vice-President and Chief Auditor. He was appointed EVP and Chief Auditor in October 2003. In this role he was instrumental in developing and introducing new strategies to execute the Audit Group’s mandate in a constantly changing environment. Prior to joining the Bank, Mr. Vanneste spent 24 years with KPMG, serving most recently as a partner and focusing on banking and finance.

Anne Marie O'Donovan moves from Deputy Chief Auditor to Senior Vice-President & Chief Auditor. Ms. O’Donovan joined the Bank in 2004, with more than 20 years experience in financial services, governance and risk management, most recently as a partner with Ernst and Young, leading the North American Enterprise Risk Management Practice. In her new position, Ms. O’Donovan has responsibility for producing independent and objective reviews over the quality and effectiveness of internal controls and risk management processes for Scotiabank and its subsidiaries. The Chief Auditor has direct accountability to the Audit and Conduct Review Committee of the Board of Directors.

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J.P. Savage is appointed Chief Technology Officer and Senior Vice-President, reporting to Mr. Marwah. Mr. Savage joined Scotiabank in 1997 and has over two decades of IT experience within the financial services industry, including 18 years with IBM, in both systems development and network operations. In this role, he will be responsible for technology infrastructure on a global basis, which recognizes the critical importance of technology in the Bank’s overall strategies and plans in Canada and around the world. Mr. Savage will continue to serve as acting head of Scotia intek as well.

“The individual promotions reflect the tremendous dedication and contribution of these officers to the overall success of the Bank,” said Rick Waugh. “It also reinforces what I believe is an inherent strength of Scotiabank - the depth and breadth of our management team. I would like to congratulate each of these officers on their well-deserved advancement. In particular, I’d like to welcome Sabi Marwah to his new role as one of our three Vice-Chairmen. He has done an exceptional job as CFO, earning the respect of the investment community and his colleagues across the Bank. I look forward to his ongoing contribution to and collaboration with the executive management team as he takes on his broader responsibilities.”

The above changes are effective June 1, 2005.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $309 billion in assets (as at April 30, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

Contact: Ann DeRabbie, Scotiabank Public Affairs, 416-866-3703
ann_derabbie@scotiacapital.com